SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

nycaMedia, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
62951H101
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62951H101

1	NAME OF REPORTING PERSON Michael Hawks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 5,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 85.851%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer:
nycaMedia, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
1077 Balboa Avenue
Laguna Beach, California 92651

Item 2(a)	Name of Person Filing:
Michael Hawks

Item 2(b)	Address of Principal Business Office, or if None, Residence:
1077 Balboa Avenue, Laguna Beach, California 92651.

Item 2(c)	Citizenship:
Michael Hawks is a U.S. citizen.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
62951H101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership:

(a)	Amount Beneficially Owned: 5,000,000 shares

(b)	Percent of Class: Michael Hawks holds 85.851% of the Issuer’s issued and outstanding shares of Common Stock as of December 31, 2012.

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote:
Michael Hawks has sole power to vote or to direct the voting of the 5,000,000 shares of Common Stock he beneficially owns.

	(ii)	shared power to vote or to direct the vote: -0-

	(iii)	sole power to dispose or to direct the disposition of:
Michael Hawks has sole power to dispose or to direct the disposition of the 5,000,000 shares of Common Stock he beneficially owns.

	(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Michael Hawks
Dated: February 5, 2013	By:	/s/ Michael Hawks
	Name:	Michael Hawks